UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

On September 6, 2022, MingZhu Logistics Holdings Limited (the “Company”) held its annual meeting of shareholders for the fiscal year 2022 (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders voted on the four (4) proposals listed below. A total of 15,951,967 ordinary shares, representing approximately 69.4% of the ordinary shares issued and outstanding as of July 8, 2022, the record date, were present in person or by proxy at the Annual Meeting. The final results for the votes regarding each proposal are set forth in the following tables. Each of these proposals is described in detail in the Company’s Proxy Statement.

1. Elect four (4) members of the Board of Directors, each to serve a one (1) year term until the 2023 Annual Meeting:

Election of Directors	For	Withheld
Jinlong Yang	15,929,029	22,938
Zhuo Wang	15,929,034	22,933
Mikael Charette	15,929,564	22,403
To Wai Suen	15,936,041	15,926

2. Ratify the appointment of Audit Alliance LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2022:

Votes For	Votes Against	Abstentions
15,942,872	8,293	802

3. Authorize the adjournment of the Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes for the foregoing proposals:

Votes For	Votes Against	Abstentions
15,832,234	118,832	901

Although this proposal received sufficient votes to be approved, as a result of the approval of each of the other proposals, the adjournment of the Annual Meeting was determined not to be necessary or appropriate.

4. Elect Mr. Yuzhou Wang to the Company’s Board of Directors, to serve a one (1) year term until the 2023 Annual Meeting:

Votes For	Withheld
15,908,111	24,243

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

Date: September 8, 2022	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

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